Item 77C: Matters submitted to a vote of security holders

At a special meeting of the shareholders of the BB&T Large Cap
Growth VIF held on January 24, 2007 and reconvened on February 7, 2007, shareholders voted to approve a Plan of Reorganization ("Reorganization Plan") adopted by BB&T Variable Insurance Funds providing for the transfer of all of the assets of the BB&T Large Cap Growth VIF to the BB&T Large Cap VIF in exchange for Shares of the BB&T Large Cap VIF and the assumption by the BB&T Large Cap VIF of all of the liabilities of the BB&T Large Cap Growth VIF, followed by the dissolution and liquidation of the BB&T Large Cap Growth VIF and the distribution of Shares of the BB&T Large Cap VIF to the shareholders of the BB&T Large Cap Growth VIF. A description of the number of shares voted is as follows:

AFFIRMATIVE              AGAINST                   ABSTAIN
1,100,442.08           49,835.20                  134,558.42